UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-32929

POLYMET MINING CORP.
(Translation of registrant's name into English)

100 King Street, Suite 5700
Toronto, ON Canada M5X 1C7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[X] Form 20-F [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXPLANATORY NOTE

This report on Form 6-K and attached exhibit are incorporated by reference into Registration Statement No. 333-192208 and this report on Form 6-K shall be deemed a part of such registration statements from the date on which this report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished by PolyMet Mining Corp. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SUBMITTED HEREWITH

Exhibits

Exhibit 1	Amendment No. 22 Relating to Purchase Agreement, dated as of September 14, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG.

Exhibit 2	Amendment No. 23 Relating to Purchase Agreement, dated as of October 24, 2016, by and among PolyMet Mining Corp., Poly Met Mining, Inc. and Glencore AG.

Exhibit 3	First Supplemental Indenture, dated as of October 28, 2016, between PolyMet Mining Corp. and Computershare Trust Company of Canada.

Exhibit 4	News Release, dated October 28, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PolyMet Mining Corp.
(Registrant)

Date: October 28, 2016	By:	/s/ Jonathan Cherry

Name: Jonathan Cherry
Title: Chief Executive Officer